UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at June 4, 2009

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: June 4, 2009

* Print the name and title of the signing officer under his signature.

ROCKWELL CEO RETRACTS COMMENTS RELATING TO AUDIT

June 4, 2009 Vancouver, BC - John Bristow, CEO, one of the Executive Directors of Rockwell Diamonds Inc. (TSX: RDI; JSE: RDI; OTCBB: RDIAF) retracts recent comments made by him to Allan Seccombe Managing Editor of mining website Miningmx and in a podcast carried by fin24.com. These comments downplayed management's concerns about the delayed release of audited results and the reasons for such delay .

Executive management, together with the directors, is taking the ongoing issue of the internal control breakdown very seriously and is taking steps to correct the matter. Executive management will be seeking to recruit additional senior accounting personnel, a shortage of which management believes lies at the heart of the problem. No implication to the contrary was intended in the Miningmx and fin24.com interviews.

The Executive Directors have established a purpose-specific web site www.executivedirectorsrockwell.com where information is available for all shareholders relating to the issues concerning the Special Meeting. This site will be updated regularly and kept current leading up to the Special Meeting on June 17, 2009.

Contact:

The Laurel Hill Advisory Group by email at rockwellinfo@laurelhillag.com or by phone at:

	Toll free	Or Collect
North America	1-888-882-6737	1-416-637-4661
Europe	00-800-8655-1111
South Africa	0-800-982-179

The comments by the Executive Directors in this news release and on the website are solely their own and not of any other director. For general information about Rockwell please visit its own website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Investor Services deals with Company information and is not authorized to discuss matters or answer questions relating the contested special shareholders meeting. Questions relating to the Executive's Director's positions in respect of the Meeting should be directed to Laurel Hill Advisory Group as per above.

No regulatory authority has approved or disapproved the information contained in this news release.